Exhibit 99.1

Notice of our 2013 annual meeting of shareholders

You are invited to our 2013 annual meeting of shareholders

When	Where
Tuesday, May 14, 2013	Cameco Corporation
1:30 p.m. CST	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 15, 2013, you are entitled to receive notice of and to vote at this meeting.

See pages 5 through 11 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board,

(signed)

Gary Chad, Q.C.

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 4, 2013